UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  4)

APOLLO GLOBAL MANAGEMENT, InC.
(Name of Issuer)

Common stock, par value $0.00001 per share
(Title of Class of Securities)

03769M 106
(CUSIP Number)

c/o Elysium Management LLC 445 Park Avenue, Suite 1401 New York, NY 10022 (646) 589-8607
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03769M 106	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON Socrates Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,643,280
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 32,643,280
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,643,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 567,555,284 shares of common stock, par value $0.00001 per share, of Apollo Global Management, Inc. (the “Issuer”) issued and outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2023.

CUSIP No. 03769M 106	SCHEDULE 13D	Page 3 of 5

Item 1. Security and Issuer.

This Amendment No. 4 amends and supplements the Schedule 13D (this “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) by the Socrates Trust, formerly known as the Heritage Trust u/a/d 11/12/2018, a trust organized under the laws of New York and established for the benefit of the family of Mr. Leon D. Black (the trustees of which are Messrs. John J. Hannan, Richard Ressler and Barry J. Cohen) (the “Socrates Trust” or the “Reporting Person”), relating to the shares of the common stock, par value $0.00001 per share (“Common Stock”), of Apollo Global Management, Inc., a Delaware corporation (the “Issuer”) on January 11, 2022, as amended by Amendment No. 1 thereto, filed on March 3, 2022, and Amendment No. 2 thereto, filed on May 27, 2022 and Amendment No. 3 thereto, filed on September 21, 2022 (as so amended, the “Schedule 13D”). This Amendment No. 4 is being filed to reflect recent transactions and to update the disclosure in Item 6. The Schedule 13D is hereby amended as follows:

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

No material change.

Item 5. Interest in Securities of the Issuer.

Reference to percentage ownership of the Common Stock in this Schedule 13D are based on 567,555,284 shares of Common Stock, issued and outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2023.

(a) and (b)

As of the date of this Schedule 13D, the Socrates Trust may be deemed to be the beneficial owner of 32,643,280 shares of Common Stock (approximately 5.8% of the Common Stock), which it holds directly. The Socrates Trust may be deemed to have sole voting and sole dispositive power with respect to such shares.

By virtue of the agreements made pursuant to the Stockholders Agreement, the parties thereto, including the Reporting Person, may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. According to public filings, the parties to the Stockholders Agreement, as a group, beneficially own an aggregate of 152,841,675 shares of Common Stock (approximately 26.9% of the Common Stock). The Reporting Person disclaims beneficial ownership of any securities owned by such other parties. Only the shares of Common Stock beneficially owned by the Reporting Person are the subject of this Schedule 13D. For a description of the relationship between the Reporting Person and the other parties to the Stockholders Agreement, see Item 4.

(c)       On December 15, 2023, Leon D. Black delivered 6,000,000 shares to the Socrates Trust in partial satisfaction of previously contracted outstanding debt obligations.

(d)       Not applicable.

CUSIP No. 03769M 106	SCHEDULE 13D	Page 4 of 5

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As of the date of this Amendment No. 4, a total of 31,643,280 shares of Common Stock beneficially owned by the Reporting Person are held in one or more margin or collateral accounts subject to standard margin loan or stock security arrangements. The Reporting Person does not have any current intention to sell any of such shares.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 03769M 106	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2024

SOCRATES TRUST

By:	/s/ Barry J. Cohen
Name: Barry J. Cohen
Title: Attorney-in-Fact

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).